FOR COLUMBIA EMPLOYEES AND RETIREES


We thought it might be helpful to provide answers to some questions frequently asked by Columbia Energy Group employees and retirees about the ongoing hostile takeover attempt by NiSource Inc.

PLEASE EXPLAIN THE "TENDER OFFER" THAT NISOURCE IS CONDUCTING.

By conducting a "tender offer" for Columbia's outstanding common stock, NiSource wants you and your fellow shareholders to give it the right to buy all of your shares for $68 per share. However, even if you do give it this right by "tendering" your shares before the August 6 deadline, this does not mean that NiSource is actually going to buy any Columbia stock in the near future, if ever.

Under the laws governing our industry, even if NiSource received tenders for a majority of our common stock, it would not be able to purchase more than 4.9 percent of that stock unless -- and until -- it receives permission from the Securities and Exchange Commission. This approval would not be granted until each of the states in which Columbia owns distribution facilities approves the acquisition -- a process that could take 18 months, or even longer. Accordingly, even if NiSource were to get all of these regulatory approvals, it could be 18 months or more before shareholders would receive payment for any stock they tendered.

WHY IS THE COLUMBIA BOARD OF DIRECTORS RECOMMENDING THAT SHAREHOLDERS NOT TENDER THEIR SHARES TO NISOURCE?

Quite simply, the Board does not believe NiSource's tender offer is in the best interest of Columbia or its shareholders. Among other reasons, the Board believes that NiSource's proposal is financially inadequate and that Columbia has an outstanding team and strategic plan that will build tremendous value for our shareholders. Because of our unique assets and long-term prospects, the Board -- and your management -- believe the company is worth much more than the $68 per share that NiSource is offering.

IF I DECIDE NOT TO TENDER MY SHARES, DO I HAVE TO DO ANYTHING? HOW CAN I HELP TO SUPPORT COLUMBIA?

If you do not wish to tender your shares, there is no need for you to take any action. Not tendering your shares demonstrates your opposition to NiSource's hostile takeover attempt.

WHEN WILL WE KNOW HOW MANY SHARES HAVE BEEN TENDERED?

Under the rules governing the tender offer procedure, NiSource is required to disclose the results of its tender offer by the morning of Monday, August 9.


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WHAT WILL HAPPEN ON OR SOON AFTER AUGUST 6TH?

At some point before or on the morning of August 9, NiSource will announce the results of the tender offer as of the August 6 deadline. It also will announce whether or not it intends to extend the deadline of the offer to some future date.

No matter how many shares are tendered, it is likely that NiSource will describe the outcome as an important "victory" and claim the results indicate a strong show of support for its hostile takeover attempt. However, the significance of the tender offer is questionable. NiSource itself has said the tender offer is non-binding and poses no cost or risk for shareholders. And many shareholders who told us they would tender their shares also said they do not believe $68 per share is adequate compensation for their investment in Columbia.

WHAT IF A MAJORITY OF SHARES ARE TENDERED TO NISOURCE?

It is important to note that even if a majority of Columbia shares were tendered to NiSource, this does not mean that NiSource would have control of Columbia. NiSource has not obtained, or even filed for, the key regulatory approvals necessary to actually be able to purchase the shares. Accordingly, we believe NiSource would not be able to buy any of the tendered shares for at least 12 to 18 months--if ever.

Likewise, we don't believe the tender of a majority of the shares would be particularly surprising or significant. We already know our shareholders would like to see Columbia's true value and long-term business potential more fully reflected in its stock price. The Board and Columbia's management are fully committed to enhancing shareholder value in both the near and the long term.

HOW WILL NISOURCE'S HOSTILE TAKEOVER ATTEMPT AFFECT MY JOB?

There is no need for concern. We believe it is virtually impossible for NiSource
- -- or any company, for that matter -- to complete a hostile takeover of our company in less than 12 to 18 months, if ever. In fact, no hostile takeover attempt has ever been successful in our industry due to the considerable regulatory approvals that are required.

WHY IS NISOURCE PLACING NEWSPAPER ADVERTISEMENTS AND SPONSORING FESTIVALS IN STATES WHERE IT DOES NOT HAVE ANY BUSINESS?

We believe this publicity campaign is yet another part of NiSource's effort to try to drum up support for its hostile takeover attempt. However, we expect that government officials, regulators and consumers in the targeted states will not react warmly to this intrusion by NiSource, particularly when they learn more about NiSource's record on customer service and consumer choice. For example, a recent survey by J.D. Power & Associates and Navigant Consulting found that NiSource's major subsidiary in Indiana was ranked "below average" for customer satisfaction among Midwest electric utilities. Likewise, NiSource has yet to demonstrate that it truly supports Energy Economic Democracy for its ratepayers.

WHAT CAN YOU TELL ME ABOUT THE "GOLDEN PARACHUTES" I'VE BEEN HEARING ABOUT?

Columbia's Board of Directors granted special incentives to a number of senior members of management after NiSource launched its hostile takeover. These incentives only take effect if there is a "change of control" at the company and in most cases only upon termination of the affected employee.

The Board granted these incentives for two important reasons: First, to ensure management remained focused on Columbia's most important objective -- delivering value to shareholders and customers; and second, to ensure that outside executive recruiters (who often target companies in situations like this) could not easily try to tempt key members of our team away. The fact that Columbia did not feel the need to implement such arrangements until now is a testament to the loyalty and commitment of our staff.

Incentive programs such as these are very common. In fact, NiSource has a similar program for its own executives, as do many other companies.

PLEASE EXPLAIN THE "FREEZE" ON EMPLOYEES' COLUMBIA STOCK FUND THRIFT PLANS.

In order for Fidelity Management Trust Company, the trustee of our thrift plans, to accurately tabulate the number of shares tendered that are in the thrift plans, Fidelity needed to freeze activity in the Columbia Stock Fund accounts for approximately one week prior to the expiration of the tender offer on August
6. This "freeze" may occur again approximately one week prior to the expiration of each extension (if any) of the offer by NiSource.

COULD NISOURCE'S HOSTILE TAKEOVER ATTEMPT HAVE ANY IMPACT ON COLUMBIA'S PENSION PLAN? WHAT WOULD HAPPEN TO THE PLAN IF NISOURCE SUCCEEDED?

The pension fund is protected under Federal law. Even in the highly unlikely event that NiSource were successful in its hostile takeover attempt, retirees' pensions would not be affected. As for current employees, it is possible that NiSource could try to make changes to the pension plan if it succeeded in acquiring the company, but any such changes would not affect pension benefits already earned at the time the plan was modified.

WHEN CAN WE EXPECT TO HEAR MORE FROM RICK RICHARD AND/OR THE BOARD?

We will continue to keep you informed about all important developments as quickly and completely as possible. However, we also must ask for your understanding. Because of NiSource's hostile offer and the regulatory restrictions it has created, communication is more complicated than under normal circumstances.